Swift Transportation Company
2200 South 75th Avenue
Phoenix, Arizona 85043
December 10, 2010
VIA EDGAR AND BY HAND
Mr. Justin Dobbie
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Swift Transportation Company Registration Statement on Form S-1 (File No. 333-168257) (the “Registration Statement”)
Dear Mr. Dobbie:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Swift Transportation Company, a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., New York time, on December 14, 2010 or as soon thereafter as practicable.
          The Company hereby acknowledges the following:
•	that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	that the Company may not assert the Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (602) 477-3574 and that such effectiveness also be confirmed in writing delivered by mail to the address above or by facsimile to (623) 907-7464.

Very truly yours, Swift Transportation Company
By:	/s/ James Fry
Name:	James Fry
Title:	Executive Vice President, General Counsel and Corporate Secretary